Mail Stop 3561

                              April 14, 2006


Mr. Franklin N. Saxon
President and Chief Operating Officer
Culp, Inc.
1823 Eastchester Drive
Hight Point, NC 27265

      Re:	Culp, Inc.
      Form 10-KSB for the Fiscal Year Ended May 1, 2005
      Filed July 12, 2005
      File No. 1-12597

Dear Mr. Saxon:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended May 1, 2005

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 19

Commitments, page 30

2. Please consider revising your contractual obligations table to include estimated interest payments on your long term debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to understanding your cash requirements.

Consolidated Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 42

3.  Accounts Receivable, page 50

3. Please present the activity in your reserve for returns and allowances and discounts. Alternatively, you may provide such disclosure in Schedule II - Valuation and Qualifying Accounts.
Refer
to Rules 5-04 and 12-09 of Regulation S-X.

Exhibits 31(a) and 31(b)

4. Please confirm to us that the inclusion of the titles of the Chairman and Chief Executive Officer and President and Chief Operating Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question 11 of the Staff`s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.


*      *      *      *      *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.

									Sincerely,



									William Choi
									Branch Chief

Mr. Saxon
Culp, Inc.
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE